 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

NetSol Technologies, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

64115A402
(CUSIP Number)

March 27, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64115A402

1	NAME OF REPORTING PERSON

MOAB CAPITAL PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		657,534
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

657,534
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

657,534
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0%
12	TYPE OF REPORTING PERSON

IA

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CUSIP No. 64115A402

1	NAME OF REPORTING PERSON

MOAB PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		615,200
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

615,200
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

615,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%
12	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 64115A402

1	NAME OF REPORTING PERSON

MOAB PRIVATE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		14,608
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

14,608
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,608
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%
12	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 64115A402

1	NAME OF REPORTING PERSON

MICHAEL M. ROTHENBERG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		672,142
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	7	SOLE DISPOSITIVE POWER

672,142
	8	SHARED DISPOSITIVE POWER

- 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

672,142
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1%
12	TYPE OF REPORTING PERSON

IN, HC

5

CUSIP No. 64115A402

Item 1(a).	Name of Issuer:

NetSol Technologies, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

24025 Park Sorrento, Suite 410 Calabasas, California 91302

Item 2(a).	Name of Person Filing:

This Schedule 13G is being jointly filed by Moab Partners, L.P. (“Moab LP”), Moab Capital Partners, LLC (“Moab LLC”), Moab Private Investments, LLC (“MPI”), and Michael M. Rothenberg. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Moab LLC is the investment adviser to Moab LP and a separately managed account (the “Moab Managed Account”). Mr. Rothenberg is an owner and a Managing Member of Moab LLC. By virtue of these relationships, each of Moab LLC and Mr. Rothenberg may be deemed to beneficially own the Shares (as defined below) owned directly by Moab LP and held in the Moab Managed Account.

MPI is the investment adviser to another separately managed account (the “MPI Managed Account” and together with the Moab Managed Account, the “Managed Accounts”). Mr. Rothenberg is the sole owner and Managing Member of MPI. By virtue of these relationships, each of MPI and Mr. Rothenberg may be deemed to beneficially own the Shares (as defined below) held in the MPI Managed Account.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 15 East 62nd Street, New York, New York 10065.

Item 2(c).	Citizenship:

Each of Moab LP, Moab LLC, and MPI is organized under the laws of the State of Delaware. Mr. Rothenberg is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value (the “Shares”)

Item 2(e).	CUSIP Number:

64115A402

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CUSIP No. 64115A402

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	/ /	Not Appliable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ x /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).*

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ x /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).**

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

* Each of Moab LLC and MPI is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

** Mr. Rothenberg is a control person of Moab LLC in accordance with §240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on April 5, 2017.

Moab LP

(a)	Amount beneficially owned:

615,200 Shares

(b)	Percent of class:

5.6% (based upon 10,993,054 Shares outstanding, which is the total number of Shares outstanding as of February 10, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2017)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

615,200 Shares

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CUSIP No. 64115A402

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

615,200 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

Moab LLC

(a)	Amount beneficially owned:

657,534 Shares, including 42,334 Shares held in the Moab Managed Account

(b)	Percent of class:

6.0% (based upon 10,993,054 Shares outstanding, which is the total number of Shares outstanding as of February 10, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2017)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

657,534 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

657,534 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

MPI
(a)	Amount beneficially owned:

14,608 Shares held in the MPI Managed Account

(b)	Percent of class:

Less than 1% (based upon 10,993,054 Shares outstanding, which is the total number of Shares outstanding as of February 10, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2017)

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CUSIP No. 64115A402

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

14,608 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

14,608 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

Mr. Rothenberg

(a)	Amount beneficially owned:

672,142 Shares, including 56,942 Shares held in the Managed Accounts

(b)	Percent of class:

6.1% (based upon 10,993,054 Shares outstanding, which is the total number of Shares outstanding as of February 10, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2017)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

672,142 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

672,142 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

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CUSIP No. 64115A402

The Shares are owned directly by Moab LP and held in the Managed Accounts. Moab LLC, as the investment adviser to Moab LP and the Moab Managed Account, may be deemed to beneficially own the Shares owned directly by Moab LP and held in the Moab Managed Account. MPI, as the investment adviser to the MPI Managed Account, may be deemed to beneficially own the shares held in the MPI Managed Account. Mr. Rothenberg, as an owner and a Managing Member of Moab LLC and MPI, may be deemed to beneficially own the Shares owned directly by Moab LP and held in the Managed Accounts.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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CUSIP No. 64115A402

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2017

Moab Partners, L.P.

	By:	Moab Capital Partners, LLC, its Investment Adviser

	By:	/s/ Michael M. Rothenberg
		Name:	Michael M. Rothenberg
		Title:	Managing Director

Moab Capital Partners, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Managing Director

Moab Private investments, LLC

By:	/s/ Michael M. Rothenberg
	Name:	Michael M. Rothenberg
	Title:	Sole Member

/s/ Michael M. Rothenberg
Michael M. Rothenberg

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